UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 19, 2007
Commission File Number: 333-137664
Avago Technologies Finance Pte. Ltd.
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
1 Yishun Avenue 7
Singapore 768923
(65) 6755-7888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F           ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes           ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
On November 19, 2007, the Board of Directors of Avago Technologies Finance Pte. Ltd. (“Avago”) appointed Ms. Justine Lien and Mr. Donald Macleod as directors of Avago and affiliated companies. Ms. Lien served as Chief Financial Officer, Vice President of Finance, Treasurer, and Secretary of Integrated Circuit Systems, Inc. after the company’s recapitalization on May 11, 1999 and served in these capacities through September 2005 when Integrated Circuit Systems, Inc. merged with Integrated Device Technologies, Inc. Mr. Macleod is currently the President and Chief Operating Officer of National Semiconductor Corporation and has served in various management positions at National Semiconductor since 1978. Mr. Macleod’s appointment is subject to approval by his employer. Both Ms. Lien and Mr. Macleod will serve on Avago’s Audit Committee.
Ms. Lien and Mr. Macleod will each be entitled to receive an annual $50,000 cash retainer for serving on the Board of Directors and an additional $10,000 annual retainer for serving on any committee of the Board of Directors, which is the same as the amount paid to the other non-employee members of the Board of Directors. As new members of the Board of Directors, each of Ms. Lien and Mr. Macleod will also be granted a non-qualified stock option to purchase 50,000 ordinary shares of Avago Technologies Limited pursuant to the Equity Incentive Plan for Senior Management Employees, the material terms of which are described in Avago’s registration statement on Form F-4 filed with the Securities and Exchange Commission on January 8, 2007.
Each of Ms. Lien and Mr. Macleod and Avago will also enter into Avago’s standard form of directors’ indemnification agreement.
Amendment to Articles of Incorporation or Bylaws, Change in Fiscal Year
On November 19, 2007, the Board of Directors of Avago approved a change of Avago’s fiscal year end commencing with the 2008 fiscal year, from October 31 to the Sunday that is the closest to October 31.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 26, 2007

Avago Technologies Finance Pte. Ltd.
By:	/s/ Patricia McCall
	Name:	Patricia McCall
	Title:	Vice President, General Counsel